Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Six months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$1,341	$5,015	$431	$6,510	$6,075	$4,922
Add: Interest expense	263	442	246	211	172	149
Add: Interest factor in rental expense	101	278	296	304	281	253

Total earnings	$1,705	$5,735	$973	$7,025	$6,528	$5,324

Fixed charges:
Interest expense	$263	$442	$246	$211	$172	$149
Interest capitalized	22	48	67	48	32	25
Interest factor in rental expense	101	278	296	304	281	253

Total fixed charges	$386	$768	$609	$563	$485	$427

Ratio of earnings to fixed charges	4.4	7.5	1.6	12.5	13.5	12.5